     As filed with the Securities and Exchange Commission on April 17, 2001.

                                                     Registration No. 333-58922
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ----------------

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-8

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                               ACTIVISION, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                               95-4803544
    (State or other jurisdiction of                (I.R.S. employer
    incorporation or organization)                Identification No.)

       3100 Ocean Park Boulevard
        Santa Monica, California                        90405
(Address of Principal Executive Offices)              (Zip Code)

                             Employee Stock Options
                           (Full title of the Plan)

                               ----------------

                               Robert A. Kotick
                             Chairman of the Board
                               Activision, Inc.
                           3100 Ocean Park Boulevard
                        Santa Monica, California 90405
                                (310) 255-2000
(Name, address and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:

                          Kenneth L. Henderson, Esq.
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York  10104

       Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

                               EXPLANATORY NOTE

          This Post-Effective Amendment No. 1 contains the form of reoffer prospectus to be used by certain officers or directors of the Registrant with respect to the control securities acquired, or that will be acquired, by them pursuant to the Registrant's employee benefit plans.

                                2,000,000 Shares

                                ACTIVISION, INC.

                                  Common Stock

     This Prospectus relates to 2,000,000 shares of Common Stock, par value
$.000001 per share, of Activision, Inc. ("Activision" or the "Company") being offered hereby for the account of certain of the Company's executive officers and directors (each a "Selling Stockholder" and collectively the "Selling
Stockholders"). See "Selling Stockholders." All of the shares of Common Stock offered hereby will be issued by the Company to Selling Stockholders upon the exercise by such Selling Stockholders of options to purchase Common Stock issued to them pursuant to the Stock Option Agreement dated May 22, 2000 betweeen the
Company and Robert A. Kotick and the Stock Option Agreement dated May 22, 2000 between the Company and Brian G. Kelly (the "Employee Stock Options").

     The Company is a diversified international publisher and developer of interactive entertainment software. The Company is best known for its action, adventure and action/simulation products. The Company's products are designed for a range of platforms including personal computer systems and console systems. See "The Company."

     The Common Stock is traded in the NASDAQ National Market System under the symbol "ATVI." On April 16, 2001, the last sale price for the Common Stock as reported on the NASDAQ National Market System was $23.99 per share.

     No underwriting is being utilized in connection with this registration of
Common Stock and, accordingly, the shares of Common Stock are being offered without underwriting discounts. The expenses of this registration will be paid by the Company. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

     For a discussion of certain matters which should be considered by prospective investors, see "Risk Factors" commencing on page 2.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

                 The date of this Prospectus is April 17, 2001.

                                  RISK FACTORS

     Before purchasing any of the shares of Common Stock being offered hereby, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus or incorporated by reference into it.

     We caution you to be aware of the speculative nature of "forward-looking statements" made by, or on behalf of, our employees and representatives. Such statements:

o    are defined by the Private Securities Litigation Reform Act of 1995;
o    may be oral or written;
o    do not include recitations of historical facts; and
o    can be identified by the use of forward-looking terminology (e.g. "may,"
     "expect," "anticipate," "estimate" or "continue") or the negative of such terminology.

     We further caution you that there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. The discussion below highlights some of the more important risks identified by management, but you should not assume them to be the only factors that could affect future performance. We caution that we do not have a policy of updating or revising forward-looking statements and therefore silence by management over time does not mean that actual events are occurring as anticipated in such forward-looking statements.

Fluctuations in our quarterly net revenues and operating results make future predictions uncertain.

     Our quarterly operating results have varied in the past and can be expected to vary in the future. These variations are caused by a number of different factors, many of which are beyond our control. Such factors include:

o    demand for our products;
o    the size and rate of growth of the interactive entertainment and leisure markets;
o    development and promotional expenses relating to the introduction of new products;
o    changes in computer operating systems and video game platforms;
o    product returns;
o    the timing of orders from major customers;
o    delays in product shipments;
o    the level of price competition;
o    the timing of product introductions by Activision and its competitors;
o    product life cycles;
o    product defects and other quality problems;
o    the level of our international revenues; and
o    personnel changes.

As a result of the above-mentioned factors, revenues and operating results for any future quarter cannot be predicted with any significant degree of accuracy.
Thus, period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     Our business has experienced, and is expected to continue to experience, significant seasonality. Typically, our net revenues are significantly higher during the fourth calendar quarter because of increased demand for consumer software during the year-end holiday buying season. Net revenues and net income in other calendar quarters are generally lower and vary significantly as a result of new product introductions and other factors.

Our revenues and our competitive position could be negatively affected if our new products are not successful or timely introduced.

     Our future success depends in part on the timely introduction of successful new products as well as sequels or enhancements of existing products. These products are necessary to replace declining revenues

                                      -2-

from older products. A significant delay in the release of products or the failure of new products to replace declining revenues from older products could materially and negatively affect our business, operating results and financial condition. In addition, competitive factors in the entertainment and leisure software industries often create the need for higher quality, distinctive products with increasingly sophisticated effects. This in turn makes it difficult to produce and release such products on a timely basis and results in higher development, acquisition and marketing costs. The seasonality of
Activision's business further highlights this problem. Moreover, because a large portion of a product's revenue generally is associated with initial shipments, the delay of a product introduction expected near the end of a fiscal quarter may have a material negative effect on operating results for that quarter.
Activision does not assure that new products will be introduced on schedule, or at all, or that they will achieve market acceptance or generate significant revenues.

We rely in significant part on external developers, over whom we have less control than internal staff.

     Although we intend to continue to rely in part on products that are developed by our own employees, over the last several fiscal years the percentage of products published by us that are developed by independent third party developers has increased significantly. Also, occasionally we use independent contractors for certain aspects of our internal product development and production. Naturally, we have less control over the timing and the quality of work of these independent contractors and third party developers, as compared to our own employees. A delay in the work performed by independent contractors and third party developers may result in delays in the release of products. In addition, if our independent contractors and third party developers produce poor quality work, there is a greater chance that our products will not be successful.

     In addition, our future success will depend, in significant part, on our continued ability to maintain relationships and obtain development agreements on favorable terms with skilled independent contractors and third party developers.
We cannot assure you that we will be able to establish or maintain relationships with independent contractors and third party developers.

Failure of our new products to achieve or sustain market acceptance may have a material negative effect on our business.

     The market for entertainment and leisure systems and software has been characterized by shifts in consumer preferences and short product life cycles.
Consumer preferences for entertainment and leisure software products are difficult to predict and few products achieve sustained market acceptance. We cannot assure that our newly introduced products will achieve any significant degree of market acceptance, nor can we assure you that any such market acceptance will continue for any significant period of time. Finally, we cannot assure you that product life cycles will be sufficient to permit us to recover our development, marketing and other related costs. In addition, if market acceptance is not achieved, we could be forced to accept substantial product returns to maintain relationships with our retailers. Failure of new products to achieve or sustain market acceptance or product returns in excess of our expectations would have a material negative effect on our business, operating results and financial condition.

We depend on a limited number of hit products to produce a large portion of our revenues. The failure of any of these products to achieve anticipated results may negatively affect our business.

     A significant portion of our revenues are derived from a relatively small number of products we release each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In fiscal 2000 Activision had two products which each accounted for approximately
10% of consolidated net revenues. During fiscal 1999, no single product accounted for greater than 10% of our consolidated net revenues. However, we expect that a limited number of products will continue to produce a disproportionate amount of our revenues. Due to this dependence on a limited number of products, the failure of one or more of these products to achieve anticipated results may have a material negative effect on Activision's business, operating results and financial results.

     Another key component of our business strategy is publishing titles that have franchise value, so that sequels, enhancements and add-on products can be released over time. Focusing on franchise properties, if successful, both extends the life of the product in the market and results in dependence on a limited number
                                      -3-

of titles for our revenues. We make no assurances that existing franchise titles will continue to be as successful as they have been in the past. Also, new products that we believe will have potential value as franchise properties may not achieve market acceptance and therefore may not become a basis for future releases.

Significant competition in our industry could negatively affect our business.

     The interactive entertainment and leisure software industries are highly competitive. Competition in these industries is largely based on:

o    product quality and features;
o    compatibility of products with popular platforms;
o    company or product line brand name recognition;
o    access to distribution channels;
o    effectiveness of marketing campaigns;
o    product reliability and ease of use;
o    price; and
o    technical support.

     The level of financial resources of a publisher also has become a competitive factor in these industries. This is mainly due to the substantial cost of product development and marketing required to support best-selling titles. In addition, competitors with broad product lines and popular titles typically have greater influence with retailers. Thus, retailers and other customers may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles.

     Activision's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of Activision. The Company's competitors currently include:

o    Acclaim;
o    Eidos
o    Electronic Arts;
o    GT Interactive;
o    Hasbro;
o    Havas;
o    Infogrames;
o    LucasArts;
o    Mattel;
o    Microsoft;
o    Nintendo;
o    Sega; and
o    Sony, among many others.

     Increased competition may result in price reductions, increased production costs and reduced profit margins. Prolonged price competition or reduced demand would have a material negative effect on our business, operating results and financial condition. We make no assurances that we will be able to compete successfully against current or future competitors. We also warn that competitive pressures facing Activision may have a material negative effect on our business, operating results and financial condition.

     There also exists intense competition among entertainment and leisure software producers over the limited amount of "shelf space" available at retail stores and the promotional support that can be obtained from these retailers. As the number of interactive entertainment and leisure products has increased, the competition for shelf space has intensified. This has resulted in greater power for retailers and distributors in negotiating terms of sale, including price discounts and product return policies. Our products constitute a relatively small percentage of a retailer's sales volume. Thus, there are no assurances that retailers will continue to purchase our products or promote our products with adequate levels of shelf space and promotional support.

                                      -4-

Our dependence on certain retailers and wholesalers exposes us to risks of those retailers' and wholesalers' business failures as well as product returns.

     Retailers in the computer and video game industries have from time to time experienced significant fluctuations in their businesses and there have been a number of business failures among these retailers. The loss of, or significant reduction in sales attributable to, any of our principal retailers could materially negatively effect our business, operating results and financial condition.

     Certain mass market retailers have established an exclusive buying relationship with an intermediary whereby the retailers will buy our products only from the intermediary. Where this is the case, the price or other terms on which we may sell to these retailers may be negatively effected by the terms imposed by the intermediary. Further, if the terms imposed by the intermediary are unacceptable to us, we may be unable to sell to certain retailers at all.

     Customer sales typically are made on credit, with terms that vary depending upon the customer and the nature of the product. We do not hold collateral to secure payment, but we do have insurance to protect against any bankruptcy, insolvency, or liquidation of our customers. This insurance, however, contains a significant deductible as well as a co-payment obligation, and the policy does not cover all instances of customer non-payment. In addition, we maintain a reserve for uncollectible receivables that we believe to be adequate, but it may not be sufficient in every circumstance. Thus, a payment default by a significant customer could have a material negative effect on our business, operating results and financial condition.

     We are also exposed to the risk of product returns from retailers and other wholesale purchasers. Although we provide reserves for returns that we believe are adequate, and although limits are placed on certain product returns, we may be forced to accept substantial product returns to maintain our relationships with retailers and our access to distribution channels. Product returns that exceed our reserves could have a material negative effect on our business, operating results and financial condition.

Our business may be negatively affected if we are unable to anticipate and respond timely and effectively to rapidly changing technology and industry standards.

     The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new platform introductions and changes in consumer requirements and preferences. The introduction of new technologies, including new console systems such as the Sony PlayStation 2, Microsoft X-Box and Nintendo Dolphin technologies that support multi-player on-line games, and new media formats and methods of consumer delivery such as on-line delivery, could render our previously released products obsolete or unmarketable. The development cycle for products utilizing new console platforms, computer operating systems and microprocessors or formats may be significantly longer and more expensive than Activision's current development cycle for products on existing platforms, operating systems, microprocessors and formats and may require Activision to invest resources in products that may not become profitable. There can be no assurance that the mix of Activision's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences, or that Activision will be successful in developing and marketing products for any future operating system or format. Failure to develop and introduce new products and product enhancements in a timely fashion could result in significant product returns and inventory obsolescence and could have a material adverse effect on our business, operating results and financial condition.

We have substantial indebtedness that exposes us to certain risks.

     As of March 31, 2000, Activision had outstanding $60.0 million of subordinated convertible notes due 2005. In June 1999, Activision obtained a term loan and revolving credit facility composed of a $25.0 million term loan and up to $100.0 million of revolving credit loans and letters of credit. The proceeds of the term loan, which is due in June 2002, were used to complete the acquisition of Expert Software, Inc. and to pay expenses associated with the acquisition and the financing transaction. The revolving credit facility is used for working capital and general corporate purposes. As of March 31, 2000, there was $20.0 million outstanding under the term loan and $2.5 million outstanding under the revolving credit facility.

                                      -5-

     The term loan and the revolving credit facility are collateralized by substantially all of the assets of Activision and of its US subsidiaries. The facility contains various financial and other covenants that Activision and its subsidiaries must comply with. If Activision were to default under the terms of the credit facility, either as a result of a failure to pay principal or interest when due or as a result of a breach of a financial or other covenant, the lenders could stop providing funds and letters of credit to Activision and could declare an event of default and foreclose on the collateral. This could also result in an acceleration of the subordinated notes. A default by
Activision under the revolving credit and term loan facility would materially adversely affect Activision's business and could result in Activision declaring bankruptcy.

     On June 8, 2000, Activision amended certain of the covenants of its term loan and revolving credit facility. The amended term loan and credit facility permits Activision to purchase up to $15.0 million in shares of its common stock as well as its convertible subordinated notes in accordance with Activision's stock repurchase program, the distribution of "Rights" under Activision's shareholders' rights plan, as well as the reorganization of Activision's organizational structure into a holding company form.

The impact of the EURO conversion on our operations will not be significant.

     On January 1, 1999, eleven of the fifteen member countries of the European
Union adopted the "euro" as their common currency. From January 1, 1999 through
January 1, 2002, the participating countries will be able to use their sovereign currencies or the euro. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the sovereign currencies, so that the sovereign currencies will no longer be legal tender for any transactions, making conversion to the euro complete.

     After conducting an internal analysis, we have determined that the impact of the conversion will not be significant to our overall operations. Our wholly owned subsidiaries operating in participating countries represented 12% and 19%
of Activision's consolidated net revenues for the years ended March 31, 2000 and
1999, respectively.

We may not be able to protect our proprietary rights and may infringe on the proprietary rights of others.

     We hold copyrights on the products, manuals, advertising and other materials we own. We also maintain trademark rights in the Activision name, the
Activision logo, and the names of the products and companies we own. We regard our software as proprietary and rely primarily on a combination of trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements, and other methods to protect our proprietary rights. Unauthorized copying commonly occurs within the software industry. If a significant amount of unauthorized copying of our products were to occur, our business, operating results and financial condition could be negatively effected.

     There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products. As is common in the industry, we sometimes receive notices from third parties claiming infringement of intellectual property rights of such parties. We investigate these claims and respond as we deem appropriate. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which could have a material negative effect on our business, operating results and financial condition. Negative determinations in such claims or litigation could also have a material negative effect on our business, operating results and financial condition.

     Software piracy (the unauthorized use of its products) exists and will likely remain a persistent problem. Activision is unable to determine the extent to which piracy of its software products exists. In selling our products, we rely primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions.
Further, we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Thus, legal protections of our intellectual property rights may be ineffective in those countries.

                                      -6-

Our failure to retain or failure to hire qualified key personnel could have a material negative effect on our business.

     Our success depends to a significant extent on the performance and continued service of our senior management and certain key employees.
Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and we may not be successful in attracting and retaining such personnel. As a result, we may experience increased costs to attract and retain skilled employees. There is no guarantee that key employees will not leave Activision or compete against
Activision, despite the fact such employees have entered into term employment agreements. Our failure to attract or retain qualified employees could have a material negative effect on our business, operating results and financial condition.

Our significant international operations subjects us to certain economic and political risks which could materially negatively effect our business.

     Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 71%, 66% and 51%
of Activision's total revenues in the fiscal years 1998, 1999 and 2000, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. We intend to continue to expand our direct and indirect sales, marketing and localization activities worldwide. This expansion will require significant management time and attention and financial resources in order to develop adequate international sales and support channels. However, in addition to the possibility that we may not be able to maintain or increase international market demand for our products, international sales are subject to certain inherent risks, including:

o    the impact of possible recessionary environments in economies outside the
     United States;
o    the costs of transferring and localizing products for foreign markets;
o    longer receivable collection periods and greater difficulty in collecting accounts receivable;
o    unexpected changes in regulatory requirements, tariffs and other barriers;
o    difficulties and costs of staffing and managing foreign operations; and
o    political and economic instability.

     There can be no assurance that we will be able to sustain or increase our international revenues or that the foregoing factors will not have a material negative effect on our future international revenues and, consequently, on our business, operating results and financial condition. Presently, we do not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business, operating results and financial condition.

Our products may contain errors or defects, which may result in a loss of or delay in market acceptance of the products.

     The type of products we offer frequently contains errors or defects.
Despite extensive product testing, in the past we have released products with defects and have discovered errors in our products after their introduction. In particular, personal computer hardware is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by Activision, errors could nonetheless be found in new products after commercial shipments begin.
This may result in a loss of or delay in market acceptance, which could have a material negative effect on our business, operating results and financial condition.

We may be at a competitive disadvantage if we are unable to successfully integrate our recently acquired subsidiaries or find suitable additional acquisition opportunities.

     We are currently integrating the operations of our recently acquired subsidiaries, CD Contact, Expert Software, Elsinore Multimedia, and Neversoft
Entertainment with our previously existing operations. This process, as well as the process of managing these significant new operations, requires substantial

                                      -7-

management time and effort and diverts the attention of management from other matters. In addition, there is a risk of loss of key employees, customers and vendors of the recently acquired operations as well as existing operations as this process is implemented. There is a risk we may not be successful in integrating these operations.

     Consistent with our strategy of enhancing our distribution and product development capabilities, we intend to continue to pursue acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably.
Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or be maximizing to our earnings. As the interactive entertainment and leisure businesses continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, future acquisitions may be difficult to integrate with existing operations or assets.

     In the future, we may issue additional shares of common stock in connection with one or more acquisitions, which may dilute our existing shareholders. Our shareholders may not have the opportunity to review, vote, or evaluate future acquisitions.

Failure to maintain our distribution relationships with certain key vendors could have a material negative effect on us.

     Our CD Contact, NBG and CentreSoft subsidiaries perform interactive entertainment distribution services in the Benelux territories, Germany and in the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are competitors of Activision. These services are generally performed under limited term contracts, some of which provide for cancellation in the event of a change of control. While Activision expects to use reasonable efforts to retain these vendors, Activision may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could have a material adverse effect on Activision's business, operating results and financial condition. Two of CD Contact's third party vendors accounted for 12% and 11%, respectively, of
CD Contact's net revenues in fiscal year 2000. The net revenues from each of these vendors represented 1% of consolidated net revenues of Activision for this period. Three of CentreSoft's third party vendors accounted for 25%, 14%, and
10%, respectively, of CentreSoft's net revenues in fiscal year 2000. The net revenues from these vendors represented 5%, 3% and 2%, respectively, of consolidated net revenues of Activision for this period. Two of NBG's third party vendors accounted for 11% and 10%, respectively, of NBG's net revenues in fiscal year 2000. The net revenues from these vendors each represented 1% of consolidated net revenues of Activision for this period. All other third party vendors contributed less than 10% individually to the respective subsidiary's net revenues.

                                   THE COMPANY

     Activision, Inc. is a leading international publisher, developer and distributor of interactive entertainment and leisure products. The Company's products span a wide range of product genres (including action, adventure, strategy and simulation) and target markets (including game enthusiasts, value buyers and children). In addition to its genre and market diversity, Activision publishes, develops and distributes products for a variety of game platforms, including personal computers, the Sony PlayStation console system and the
Nintendo 64 console system.

     Activision's objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment and leisure products that deliver, at each point of the value spectrum, a highly satisfying experience. The Company's strategy includes the following elements:

     Create and maintain a balanced and diversified portfolio of operations. The
Company has assembled a large diversified portfolio of development, publishing and distribution operations

                                      -8-

and relationships which are complementary and, at the same time, reduce the
Company's risk of concentration on any one developer, brand, platform, customer or market. The Company has focused historically on the development and publishing of premium games which provide the most sophisticated game play and entertainment experience at the top price point. While the Company will continue to take advantage of its expertise in this area, it has recently diversified its business operations and product and audience mix, and plans on continuing such diversification in the future. For example, the Company acquired several separate companies in the last two years in order to establish the distribution business. Additionally, the Company believes that its recent acquisition of
Expert Software, along with the Company's acquisition in June 1998 of Head
Games, positions the Company as a leading publisher of "value" products for the
PC, which are characterized by less sophisticated game play and lower price points. Further, the Company publishes and distributes titles that run on a variety of platforms (PC, Sony PlayStation, Nintendo 64 and Sega Dreamcast).
This diversification significantly reduces the risk of downturn or underperformance in any of the Company's individual operations.

     Create and maintain strong brands. The Company focuses its development and publishing activities principally on titles that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These titles can thereby serve as the basis for sequels, prequels, mission packs and other add-ons and related new titles that can be released over an extended period of time. The Company believes that the publishing and distribution of products based in large part on franchise properties enhances revenue predictability and the probability of high unit volume sales and operating profits. In addition, the Company has entered into a series of strategic partnerships with the owners of intellectual property pursuant to which the Company has acquired the rights to publish titles based on franchises such as Star Trek, various Disney films such as Toy Story 2, A Bug's Life and
Tarzan, and X-men.

     Focus on on-time delivery. The success of the Company's publishing business is dependent, in significant part, on its ability to develop games that will generate high unit volume sales that can be completed in accordance with planned budgets and schedules. In order to increase its ability to achieve this objective, the Company's publishing units have implemented a formal control process for the development of the Company's products. This process includes three key elements: (i) in-depth reviews are conducted for each project at five intervals during the development process by a team that includes several of the
Company's highest ranking operating managers; (ii) each project is led by a small team which is heavily incentivized to deliver a high-quality product, on-schedule and within budget; and (iii) day-to-day progress is monitored by a dedicated process manager in order to insure that issues, if any, are promptly identified and addressed in a timely manner.

     Leverage infrastructure and organization. The Company is continually striving to reduce its risk and increase its operating leverage and efficiency through the variabilization of expenses. For example, the Company has significantly increased its product making capabilities by allocating a larger portion of its product development investments to experienced independent development companies. These companies generally are small firms focused on a particular product type, run and owned by individuals willing to take development risk by accepting payments based on the completion of fixed performance milestones in exchange for a royalty on the revenue stream of the game after the Company recoups its development costs. The Company has also broadly instituted objective-based reward programs that provide incentives to management and staff to produce results that meet the Company's financial objectives.

     Grow through continued strategic acquisitions. The interactive entertainment and leisure industries are consolidating, and the Company believes that success in these industries will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cashflow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industries with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners, and retailers. Through nine completed acquisitions since 1997, the Company believes that it has successfully diversified its operations, its channels of distribution and its library of titles and has emerged as one of the industry's leaders.

     The Company's principal executive offices are located at 3100 Ocean Park
Boulevard, Santa Monica, California 90405, and its telephone number is (310)
255-2000. The Company also maintains offices in the

                                      -9-

United Kingdom, France, Germany, Japan, Australia, Belgium, The Netherlands, New
York, New York, Madison, Wisconsin, St. Paul, Minnesota, Elsinore, Florida and
Woodland Hills, California. The Company's World Wide Web home page is located at
http://www.activision.com.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the
Common Stock being offered hereby for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of April 17, 2001, and
the number of shares of Common Stock being offered by this Prospectus.

                                      -10-

                        Beneficial Ownership of Common Stock   Number of Shares
Name and Address of        Prior to the Offering (2)           of Common Stock
Selling Stockholder(1)  Number of Shares  Percentage of Class  Being Offered

Robert A. Kotick            4,149,248(3)          13.4%          1,000,000

Brian G. Kelly              3,422,057(3)          10.7%          1,000,000

All Selling Stockholders
  as a group                7,571,305             24.1%          2,000,000
------------------------

(1)  The address for each Selling Stockholder is c/o Activision, Inc., 3100
     Ocean Park Boulevard, Santa Monica, California 90405.

(2)  Percent of class was computed based on 27,282,476 shares of Common Stock outstanding as of March 31, 2001 and, in each such person's case, the number of shares of Common Stock issuable upon the exercise of options exercisable within 60 days held by such individual or, in the case of all
     Selling Stockholders as a group, the number of shares of Common Stock issuable upon the exercise of the warrants or options exercisable within 60 days held by all such individuals, but does not include the number of shares of Common Stock issuable upon the exercise of any other outstanding warrants or options.

(3)  Includes (i) 1,256,776 and 1,038,976 shares issuable to Messrs. Kotick and
     Kelly, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Company's 1991 Stock Option and Stock Award Plan, the Company's 1998 Incentive Plan, and/or the
     Company's 1999 Incentive Plan; (ii) 1,761,323 and 2,159,509 shares issuable to each of Messrs. Kotick and Kelly, respectively, upon exercise of options held by such individual pursuant to the Employee Stock Options, 1,261,319 and 1,659,505 of which are exercisable within 60 days; (iii) with respect to each of Messrs. Kotick and Kelly, 37,481 shares owned directly by
     Delmonte Investments, L.L.C., of which each such individual is a member;
     and (iv) and with respect to Mr. Kotick, 287,497 options held by The Kotick
     Foundation for the Visual Arts, L.L.C., of which Mr. Kotick and his wife are the sole members. The amount does not include (i) with respect to
     Messrs. Kotick and Kelly, 19,500 and 7,032 shares of stock transferred by them, respectively, to irrevocable trusts for the benefit of their minor children, and (ii) with respect to Mr. Kotick, 110,689 options transferred by him to an irrevocable trust for the benefit of his minor children.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 55,000,000 shares of capital stock, $.000001 par value, consisting of 50,000,000 shares of Common
Stock and 4,500,000 shares of serial preferred stock and 500,000 shares of
Series A Junior Preferred Stock. As of March 31, 2001, 27,282,476 shares of
Common Stock were outstanding. The Common Stock is listed in the NASDAQ National
Market System under the symbol "ATVI."

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to such distributions as may be declared from time to time by directors of the Company out of funds legally available therefor. The Company has not paid, and has no current plans to pay, dividends on its Common Stock. The Company intends to retain all earnings for use in its business.

                                      -11-

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common
Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock.

     The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock. At present, no shares of preferred stock are outstanding. As of April 17,
2001, the Company had approximately 5,000 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for the Common Stock of the Company is Continental Stock
Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented,
(c) an exchange distribution in accordance with the rules of such exchange, and
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus, as supplemented. From time to time the Selling
Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described under the heading "Plan of Distribution" in this Prospectus, as supplemented.

     All expenses of registration of the Common Stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately
$5,000, shall be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock being offered hereby will be passed upon for the Company by Robinson Silverman Pearce
Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104.

                                     EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and its subsidiaries as of March 31, 2000 and 1999 and for each of the years in the three year period ended March 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                      -12-

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the
Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its offices at Room 1024, Judiciary Plaza,
450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and at
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661-2511. Copies of such materials can be obtained by mail from the
Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and
Retrieval system at the SEC's Web site (http://www.sec.gov). The Company's
Common Stock is listed on the Nasdaq National Market and copies of such reports and other information can also be inspected at the offices of the Nasdaq
National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a registration statement on Form S-8
(herein, together with all amendments and exhibits, referred to as the
"Registration Statement") under the Securities Act of 1933, as amended (the
"Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above.
Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the
Registration Statement, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which have been filed by the Company with the SEC are incorporated in this Prospectus by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended March 31,
2000, which contains audited consolidated balance sheets of the Company and subsidiaries as of March 31, 2000 and 1999, and related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2000.

     (2) Proxy Statement dated August 15, 2000, as filed with the SEC on July
28, 2000.

     (3) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2000, September 30, 2000 and December 31, 2000.

     (4) The Company's Current Reports on Form 8-K filed with the Commission on
April 19, 2000, June 16, 2000, and March 21, 2001 as amended on Form 8-K/A filed on March 26, 2001.

     (5) Description of the Company's Common Stock contained in the Company's
Registration Statement on Form S-3, Registration No. 333-46425.

     (6) All other reports filed by the Company pursuant to Section 13(a) or
15(d) of the Exchange Act since March 31, 2000.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall

                                      -13-

be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents are available upon written or oral request from the Company, without charge, to each person to whom a copy of this
Prospectus has been delivered, other than exhibits to those documents. Requests should be directed to the Office of the Secretary, Activision, Inc., 3100 Ocean
Park Boulevard, Santa Monica, California 90405 (telephone (310) 255-2000).

                                      -14-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a post-effective amendment to Form S-8 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles,
State of California, on April 17, 2001.

                                ACTIVISION, INC.

                                By:*/s/ Robert A. Kotick
                                    Robert A. Kotick, Chairman and
                                    Chief Executive Officer

      Pursuant to the  requirements  of the  Securities Act of 1933, as amended, this  amendment to the  registration  statement has been signed by the following persons in the capacities and on the dates indicated.

         Name                         Title                          Date

*/s/ Robert A. Kotick     Chairman, Chief Executive Officer     April 17, 2001
(Robert A. Kotick)        (Principal Executive Officer)and
                          Director

*/s/ Brian G. Kelly       Co-Chairman and Director              April 17, 2001
(Brian G. Kelly)

*/s/ William Chardavoyne  Chief Financial Officer (Principal    April 17, 2001
(William Chardavoyne)     Financial and Accounting Officer)

*/s/ Ronald Doornink      President and Chief Operating         April 17, 2001
(Ronald Doornink)         Officer

*/s/ Harold A. Brown      Director                              April 17, 2001
(Harold A. Brown)

*/s/ Barbara S. Isgur     Director                              April 17, 2001
(Barbara S. Isgur)

*/s/ Steven T. Mayer      Director                              April 17, 2001
(Steven T. Mayer)

________________________  Director                              April 17, 2001
(Robert J. Morgado)

*By: Brian G. Kelly                                             April 17, 2001
    -----------------
   (Brian G. Kelly)
   Attorney-In-Fact

===============================================================================

   No  dealer,  salesman  or  other  person  has  been  authorized  to give  any information  or to make  representations  other  than  those  contained  in this
Prospectus,  and if given or made, such information or representations  must not be  relied  upon  as  having  been  authorized  by the  Company  or the  Selling
Stockholders.  Neither  the  delivery  of  this  Prospectus  nor any  sale  made hereunder  shall,  under  any  circumstances,  create  an  implication  that the information  herein is  correct  as of any time  subsequent  to its  date.  This
Prospectus  does not  constitute  an  offer of  solicitation  by  anyone  in any jurisdiction  in which such offer or  solicitation is not authorized or in which the person  making such offer of  solicitation  is not  qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                            ------------------------

                                TABLE OF CONTENTS

                            ------------------------

================================================================================

================================================================================

                                2,000,000 Shares

                                ACTIVISION, INC.

                                  Common Stock

                                ----------------
                                   PROSPECTUS
                                ----------------

                                 April 17, 2001

================================================================================